Eastman Chemical Company
P.O. Box 431
Kingsport, TN 37660
Phone:  (423) 229-5694
Fax:  (423) 224-7386
sking@eastman.com

January 15, 2010

VIA Electronic (EDGAR correspondence file) Supplemental Transmission

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N. E., Mail Stop 7010
Washington, D.C. 20549

Attn:       Melissa N. Rocha, Division of Corporation Finance

Re:           Eastman Chemical Company
 Form 10-K for the Fiscal Year Ended December 31, 2008
 Filed February 25, 2009

On behalf of Eastman Chemical Company (the “Company”), I hereby submit our responses to the comments of the staff, contained in your letter addressed to Curtis Espeland dated December 23, 2009, with respect to the referenced filing.  The Company’s responses to the Staff’s comments are preceded by the text of the comments in your letter.  All terms not defined in our responses have the meanings ascribed to those terms in the related filings.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Liquidity, Capital Resources, and Other Financial Information, page 62

1.
Your liquidity discussion does not provide detailed explanations of the reasons for changes in operating cash flows.  Please revise your discussion, in future filings, to address the reasons for the changes in operating assets and liabilities, specifically addressing the significant changes in accounts receivable, inventory and accounts payable as these changes have had a material impact on your operating cash flows.  Given the significant impact that receivables and inventory have on your liquidity, your MD&A and liquidity section should explain the reasons for these changes and any variances in the corresponding turnover ratios.  Note this disclosure would enhance an investors understanding of your cash flows position and the company’s ability to adjust its future cash flows to meet needs and opportunities, both expected and unexpected.  Refer to Sections 501.03 and 501.13.b of the Financial Reporting Codification.

Management Response:

We respectfully submit that the Company has provided the primary drivers for changes in operating cash flow in accordance with the requirements of Item 303 of Regulation S-K.  However, the Company will in future filings enhance this disclosure with additional explanation of the reasons for the changes in accounts receivable, accounts payable, and inventory in accordance with Sections 501.03 and 501.13b of the Financial Reporting Codification.

Forward-Looking Statements and Risk Factors, page 71

2.	In future filings, please ensure that each risk factor has a subcaption that adequately describes the risk. See Item 503(c) of Regulation S-K.

Management Response:

In future filings, the Company will include with each risk factor a subcaption that adequately describes the risk as described in Item 503(c) of Regulation S-K.

3.
We note the following risk factor disclosures on pages 72 and 75: “the following are some of the important factors,” and “The foregoing list of important factors does not include all such factors.”  In future filings please remove these phrases and disclose your most significant factors in view of the requirements of Item 503(c) of Regulation S-K.

Management Response:

In future filings, the Company will remove the phrases referenced above and will continue to disclose our most significant risk factors in accordance with the requirements of Item 503(c) of Regulation S-K.

4.
We also note the same disclosure in your quarterly reports on Form 10-Q filed subsequent to the Form 10-K for the fiscal year ended December 31, 2008.  Please also comply with the comments above in your future Form 10-Q filings.

Management Response:

In future filings, the Company will remove the phrases referenced above and will continue to disclose our most significant risk factors in accordance with the requirements of Item 503(c) of Regulation S-K.

Statements of Cash Flows, page 83

5.
We note that 25% of reported 2008 operating cash flows is described as only “Other items, net”.  In future filings, separately present the major components or provide informative disclosure about the components of this line item.  See Section 230.10.45-29 of the Codification.

Management Response:

In future filings, when “Other items, net” is meaningful to operating cash flows the Company will provide informative disclosure about the components as discussed in Section 230.10.45-29 of the Codification.

Management Acknowledgement

The Company also acknowledges the following:
•	it is responsible for the adequacy and accuracy of the disclosure in our filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any further questions or comments concerning our responses to me at the above mail or e-mail address or telephone or telecopier number and to Brian L. Henry, our in-house attorney responsible for securities and disclosure matters, at the same mail address or at blhenry@eastman.com or 423-229-1295 (telephone) or 423-229-4137 (telecopier).

Sincerely,

/s/Scott V. King
Scott V. King
VP, Controller and Chief Accounting Officer

Cc:  Mr. Terence O’Brian Accounting Branch Chief, Division of Corporation Finance, Securities and Exchange Commission

        Brian L. Henry, Senior Counsel and Assistant Secretary, Eastman Chemical Company